Filed by Duke Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp.

Commission File No. 333-126318

Nov. 18, 2005	Duke Energy Media Contact:	Randy Wheeless
	Phone:	704/382-8379
	24-Hour:	704/382-8333

	Cinergy Media Contact:	Steve Brash
	Phone:	513/287-2226

Duke Energy & Cinergy Name Top Executive Team For Merged Company

CHARLOTTE, N.C. & CINCINNATI – Duke Energy Chairman of the Board and Chief Executive Officer Paul M. Anderson and Cinergy Chairman and CEO James E. Rogers today announced the top executive team proposed to lead the combined company upon completion of the merger of Duke Energy and Cinergy Corp. The selections are subject to the approval of the board of directors of the new company after the merger is closed.

Upon completion of the merger, the board of directors of the combined company is expected to elect Anderson chairman of the board and Rogers president and chief executive officer.

The companies announced earlier that Fred Fowler, currently Duke Energy president, would be chief executive officer of the new company’s gas businesses. He will report to Rogers for operations and Anderson for long-term gas strategy.

Also named previously was David Hauser as the new company’s chief financial officer. He currently serves as CFO for Duke Energy.

Rogers’ other direct reports, and the treasurer, controller, and a senior advisor to the chairman were named today.

“I’m excited by the prospect of working with this team,” Rogers said. “We intend to lead the industry in operations, customer service and return to investors, and this talent will get us there.”

Anderson said, “Between our two companies we have an impressive depth and breadth of talent. As we fill the next levels of leadership we will continue to benefit from the bench strength both companies bring to this combination.”

The following senior leadership appointments will be presented to the board of directors for approval upon completion of the merger:

Paul H. Barry, currently vice president, mergers and acquisitions, Duke Energy, will lead Duke Energy Americas, including trading and marketing, non-regulated generation, Duke Energy International and Cinergy Solutions.

Julie A. Dill, currently vice president, shareholder and investor relations, Duke Energy, will lead investor relations and corporate communications.

Fred J. Fowler, currently president and chief operating officer, Duke Energy, will lead the company’s gas businesses – Duke Energy Gas Transmission and Duke Energy Field Services.

Lynn J. Good, currently executive vice president and chief financial officer, Cinergy, will lead the treasury function, reporting to Hauser.

David L. Hauser, currently group vice president and chief financial officer, Duke Energy, will lead the financial function, which will include the controller’s office, treasury, tax, risk management and insurance.

Marc E. Manly, currently executive vice president and chief legal officer, Cinergy, will lead the legal group, which will also include federal affairs, internal audit, ethics and compliance and the corporate secretary.

Jim W. Mogg, currently group vice president and chief development officer, will become advisor to the chairman. Crescent Resources will report to him.

Thomas C. O’Connor, currently group vice president, corporate strategy, Duke Energy, will lead U.S. franchised electric and gas operations. That area will include regulated fossil/hydro generation, fossil/hydro fleet services, power and gas delivery, customer service call centers, engineering and construction, portfolio optimization and shared services.

Christopher C. Rolfe, currently vice president, human resources, Duke Energy, will lead the human resources function, including HR and labor policy, diversity, management and employee development, and compensation and benefits.

Ruth G. Shaw, currently president and chief executive officer, Duke Power, will provide executive leadership for nuclear strategy and operations, environmental policy and other public policy issues.

B. Keith Trent, currently group vice president, general counsel and secretary, Duke Energy, will lead corporate development, including corporate strategy, and mergers and acquisitions.

James L. Turner, currently president, Cinergy Corp., will lead U.S. franchised electric and gas commercial functions, which will include the company’s regulated utility entities and their shared legal, finance, and rates and regulatory functions.

Steven K. Young, currently vice president and controller, Duke Energy, will lead the controller’s function, reporting to David Hauser.

Corporate Profiles

Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy’s integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. More information about the company is available on the Internet at: http://www.cinergy.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP. AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC’s Web site. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at: http://www.duke-energy.com/investors/, and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at http://www.cinergy.com.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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